Exhibit 2.1

PURCHASE AND SALE AGREEMENT

Hoskins Mound Prospect, Brazoria County, Texas

August 22, 2007

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This Purchase and Sale Agreement (as the same may be amended from time to time by mutual agreement of the parties, the "Agreement") is entered into as of the date above stated between CrossPoint Energy Holdings, LLC, a Texas limited liability company (“Seller”), and ERG Resources, L.L.C., a Texas limited liability company, or its assigns (“Buyer”).

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In consideration of the mutual covenants, conditions and considerations provided below, and for other good, fair and valuable consideration, the receipt, adequacy and reasonable equivalency of which are hereby acknowledged, Buyer and Seller agree as follows:

1.	Definitions. Certain terms with their initial letters capitalized are defined in Section 21 at the end of this Agreement or elsewhere herein.

2.
The Subject Interests. Effective as of July 1, 2007 (the “Effective Date”), Seller shall assign and convey to Buyer all of Seller's interest in and to the following, all of which are collectively referred to in this Agreement as the "Subject Interests," subject to all Permitted Encumbrances:

a.
All of Seller's right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) in and to all Hydrocarbons, oil, gas and other minerals (collectively and individually, "Hydrocarbons") in and under and that may be produced from the lands (the "Subject Lands") described in Exhibit A, including, without limitation, interests in any and all Hydrocarbon leases covering any part of the Subject Lands (the "Subject Leases"), overriding royalty interests, production payments and net profits interests in any part of the Subject Lands or Subject Leases, fee royalty interests, fee mineral interests and other interests in Hydrocarbons in any part of the Subject Lands (all of the foregoing, together with all of the rights, titles and interests described or referred to Sections 1.b., 1.c. and 1.d., being herein called the "Subject Interests"), whether the Subject Lands are described in any of the descriptions set out in Exhibit A or by reference to another instrument for description;

b.
All right, title and interest of Seller in and to all presently existing and valid Hydrocarbon unitization, pooling and/or communitization agreements, declarations and/or orders and the properties covered or included in the units (including, without limitation, units formed under orders, rules, regulations, or other official acts of any federal, state or other authority having jurisdiction, voluntary unitization agreements, designations and/or declarations and any "working interest units" (created under operating agreements or otherwise) which relate to any of the Subject Interests;

c.
All right, title and interest of Seller in all presently existing and valid production sales (and sales related) contracts, operating agreements and other agreements and contracts which relate to any of the Subject Interests, or which relate to the exploration, development, operation, or maintenance of the Subject Interests or the treatment, storage, transportation, or marketing of production from or allocated to the Subject Interests; and

d.
All right, title and interest of Seller in and to (a) all materials, supplies, machinery, equipment, improvements and other personal property and fixtures (including, but not limited to all wells, wellhead equipment, pumping units, flow lines, tanks, buildings, injection facilities, salt water disposal facilities, compression facilities, gathering systems and other equipment), (b) all easements, rights-of-way, surface leases and other surface rights, (c) all permits and licenses, (d) the Seismic Data and (e) all other appurtenances, used or held for use in connection with or related to the exploration, development, operation, or maintenance of any of the Subject Interests, or the treatment, storage, transportation, or marketing of production from or allocated to the Subject Land, Subject Leases or other Subject Interests; but

e.
Provided however that the Subject Interests do not include the Retained Assets, and Seller shall retain the right to receive and retain proceeds from the collection, sale or licensing of any of the Retained Assets.

3.
Purchase Price for Subject Interests and for Certain ORRIs. The purchase price for the Subject Interests is the sum of Two Million One Hundred Eighty Thousand Dollars ($2,180,000) (the "Purchase Price") and assumption of certain liabilities.

a.	Payment of Purchase Price. Buyer shall pay to Seller at Closing, to an account designated by Seller in cash or immediately available funds, the sum of (a) the Purchase Price minus (b) the Deposit.

b.
Deposit. Buyer has paid a deposit of Four Hundred Thousand Dollars ($400,000) (the “Deposit”) to Seller. If Buyer does not terminate this Agreement by notice to Seller on or before the end of the Inspection Period (defined in Section 9), the Deposit and interest accrued thereon shall become non-refundable and shall be retained by Seller whether or not the purchase and sale contemplated hereby (the “Transaction”) is consummated. If the Transaction is consummated, the Deposit principal shall be credited to the Purchase Price at Closing.

c.
Assumption of Obligations. At Closing, Buyer shall assume the obligations of Seller pertaining to all costs, obligations and liabilities arising out of or attributable to the Subject Interests which arise from or relate to events occurring or conditions existing on or after the Effective Date or accruing after the Effective Date; provided that (i) Seller shall remain responsible for any obligations of Seller pertaining to all costs, obligations and liabilities arising out of or attributable to the Subject Interests which arise from or relate to events occurring or conditions existing before the Effective Date or accruing before the Effective Date which arise from contractual obligations or negligent acts of Seller; and (ii) Seller's liability for breaches of the representations and warranties herein and for obligations or claims under this Section 3.c. shall expire at the end of twelve (12) months after the Effective Date.

d.
Purchase of Certain ORRIs. At Closing, Buyer shall also purchase, for an aggregate cash price of One Hundred Twenty Thousand Dollars ($120,000) (the “ORRI Purchase Price”), (i) a 1.5% of 8.8ths overriding royalty interest in the Subject Leases conveyed by Seller to Drawbridge Special Opportunities Fund LP by Conveyance of Overriding Royalty Interest dated January 4, 2006, and recorded as Document 2006027361 in the Official Records of Brazoria County, Texas, and (ii) a 1.5% of 8.8ths overriding royalty interest in the Subject Leases conveyed by Seller to D. B. Zwirn Special Opportunities Fund LP by Conveyance of Overriding Royalty Interest dated January 4, 2006, and recorded as Document 2006027360 in the Official Records of Brazoria County, Texas (together, the “Zwirn ORRIs”).

4.
Closing. The sale and purchase of the Subject Interests (the "Closing") shall take place no later than September 6, 2007 (herein called the “Scheduled Closing Date”) and shall be held at Seller’s office in Frisco, Texas, or such other place, date and time as Buyer and Seller shall mutually agree in writing. If Seller has not obtained all required consents and waivers of Preferential Rights or Title Defects on or before the Scheduled Closing Date, Seller shall be entitled to extend the Scheduled Closing Date for one or more periods (not exceeding an aggregate of 30 days) to enable it to attempt to obtain such consents and waivers.

5.
Conveyance. At Closing, upon receipt of the Purchase Price, minus a credit for the principal amount of the Deposit, Seller shall deliver to Buyer an executed and acknowledged Assignment, Bill of Sale and Assumption Agreement (“Assignment”) substantially in the form of Exhibit B, subject to Seller’s rights (a) to be paid and retain the proceeds from the grant of a third-party license of the Seismic Data pursuant to the July 5, 2007 notice letter from Chevron U.S.A. Inc., a copy of which has been received by Buyer (the “Committed License Grant” and (b) to be paid and retain twenty three percent (23%) of the proceeds payable from a sale or license grant of the Seismic Data to Seitel within one year after the Closing. At Closing, upon receipt of the ORRI Purchase Price, Seller will deliver to Buyer an assignment of the Zwirn ORRIs in a form similar to the Conveyances which created the Zwirn ORRIs.

6.
Revenue and Expense Adjustments. At Closing, settlement between Buyer and Seller shall be made for operating expenses, drilling and completion expenses and any other expenses attributable to the Subject Interests on or after the Effective Date, and revenue generated on or after Effective Date, as well as tax matters applicable to the Subject Interests.

a.	The conveyance by Seller shall be effective as of 7 a.m., Central Daylight Time, on the Effective Date.

b.
All proceeds from the sale of production prior to the Effective Date shall be the property of Seller. Seller shall be responsible for payment of all expenses attributable to the Subject Interests prior to the Effective Date.

c.	Buyer shall be responsible for payment of all drilling, completing and operating expenses attributable to the Subject Interests on and after the Effective Date.

d.
Until the Closing, prior to commencing the drilling or reworking of any well on the Subject Leases, Seller will submit to Buyer a cost estimate, description of the location and reasonable supporting documentation and allow Buyer a period of five (5) days in which to make its views known, and, in any event, if the estimated expenditure is One Hundred Thousand Dollars ($100,000) or more, Seller will not commence such drilling or reworking operation without the prior written approval of Buyer, except in the event of an emergency. In the event of an emergency, Seller shall act, without Buyer’s prior written consent, as a reasonably prudent operator would act in the same or similar circumstances.

e.
Seller shall be responsible for all Taxes relating to the Subject Interests prior to the Effective Date. As used herein, “Taxes” means all taxes, charges, fees, duties, levies, withholdings, deposits, penalties or other assessments imposed by any federal, state, local, foreign or other authority, including income, alternative minimum income, gross receipts, premium, excise, property, intangibles, production, severance, ad valorem, value added, sales, gains, use, license, capital stock, transfer, franchise, margin, payroll, withholding, social security or other taxes, including any interest, estimated payments, penalties or additions attributable thereto.

f.	Buyer shall be responsible for all Taxes relating to the Subject Interests on and after the Effective Date.

7.	Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

a.	Organization. Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Texas.

b.
Authority and Conflicts. Seller has full power and authority under the Texas Limited Liability Company Act to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Seller does not, and the consummation of the Transaction shall not: (a) violate, conflict with or require the consent of any person or entity under any provision of the Governing Documents of Seller; (b) conflict with, result in a breach of, constitute a default (or an event that with the lapse of time or notice or both would constitute a default) or require any consent, authorization or approval under any agreement or instrument to which Seller is a party or to which any of the Subject Interests or Seller is bound, except as disclosed in Exhibit C; (c) violate any provision of or require any consent, authorization, or approval under any Laws applicable to Seller or the Subject Interests; or, (d) result in the creation of any lien, charge, or encumbrance on any of the Subject Interests.

c.
Authorization. The execution and delivery of this Agreement has been, and the performance of this Agreement and the Transaction shall be at the time required to be performed, duly and validly authorized by all requisite action on the part of Seller.

d.
Enforceability. This Agreement has been duly executed and delivered on behalf of Seller and constitutes, and the Assignment when duly executed and delivered at Closing will constitute, the legal and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, reorganization, or moratorium statues, equitable principles, or other similar laws affecting the rights of creditors generally.

e.
Warranty of Title. Seller warrants and agrees to defend the title to the Subject Interests against the lawful claims and demands of all persons or entities claiming or to claim the same, or any part thereof, by, through, or under Seller, but not otherwise, subject to all Permitted Encumbrances.

f.
Litigation and Claims. Except as is set forth on Exhibit "D," to the knowledge of Seller, no cause of action, administrative proceeding, lawsuit or other litigation is pending that will have a material adverse effect on the ownership or operation of any of the Subject Interests, other than proceedings relating to the industry generally and to which Seller is not a named party and is not likely to become one.

g.
Approvals and Preferential Rights. To the best of Seller’s knowledge, Exhibit C contains a complete and accurate list of all agreements which may require approvals to be obtained by Seller for the assignment of the Subject Interests to Buyer and which contain all applicable Preferential Rights.

8.	Representations by Buyer. Buyer represents to Seller that:

a.	Organization. Buyer is a Texas limited liability company, duly organized, validly existing and in good standing under its jurisdiction of organization.

b.	Authority. Pursuant to its Governing Documents, Buyer has the power and authority to acquire, own and hold the Subject Interests and to perform the obligations required by this Agreement.

c.	Financial Ability. Buyer will have, at the time of Closing, the funds to perform its payment obligations created by this Agreement.

9.	Inspection Period.

a.
Due Diligence. The Inspection Period (herein so called) commenced on the date hereof and shall continue until the close of business on August 31, 2007. Prior to the end of the Inspection Period, Buyer shall complete its examination of and shall satisfy itself with the condition of title to the Subject Interests at its own expense. However, (a) Seller shall make available to Buyer, at Seller’s place of business or elsewhere convenient to Seller, all of Seller's title opinions, certificates of title, abstracts of title, title data, records, files, leases, agreements, declarations, orders, contracts, permits, licenses, easements and other information relating to the Subject Interests and access to each property for a physical inspection, and (b) Seller shall instruct all of its attorneys, contractors, employees, agents and officers to cooperate fully with Buyer and its Representatives and assist them in the due diligence efforts. Seller shall make reasonable efforts to obtain any consents needed under contractual confidentiality provisions, if any, and, in the event said consents are able to be obtained by Seller’s reasonable efforts, furnish Buyer a copy of all gas contracts, gas transportation and treating agreements, operating agreements and all amendments to each. The above-described information to be provided by Seller shall be provided for the convenience of Buyer only and shall not form the sole basis of Buyer’s decision to purchase the Subject Interests or in any way alter, alleviate, waive, void or reduce Buyer’s obligation to examine and satisfy itself with the condition of title to the Subject Interests. Seller will, at Seller's expense, use reasonable diligence to obtain all consents and waivers of preferential or other rights to purchase from third parties and governmental authorities as may be reasonably necessary to the conveyance, assignment, and transfer to Buyer of the Subject Interests. As used herein, “Representative,” with respect to a particular person or entity, means any director, officer, employee, agent, consultant, advisor other representative of such person or entity, including legal counsel, accountants and financial advisors.

b.
Title Defects. Buyer shall, promptly after the discovery of any Title Defect, disclose to Seller such Title Defect. Further, Buyer shall, no later than five (5) Business Days after the end of the Inspection Period, furnish in writing to Seller, a list of all such Title Defects and allow Seller a reasonable opportunity to explain and/or cure the same. Any and all Title Defects not furnished in writing to Seller or furnished more than five (5) days after the end of the Inspection Period shall be waived by Buyer and shall in no event form all or a part of the basis for adjustments to the Purchase Price.

c.
Title Defects; Termination. If a Title Defect exists, then, in any such event, Buyer may, at its option, as its sole and exclusive remedy, terminate this Agreement at any time on or before Closing without liability or penalty and obtain a refund of the principal of the Deposit. If Buyer does not elect to terminate, Buyer shall be deemed to have waived all Title Defects, and the Closing will be held on the Scheduled Closing Date, without reduction of the Purchase Price. If Seller has not been able to cure all Title Defects on or before the Scheduled Closing Date (as the same may have been extended pursuant to Section 4), and if Buyer does not waive such Title Defects, Seller may, at its option, terminate this Agreement and its obligations hereunder, without liability or penalty.

10.	Conditions. The consummation of the Transaction will be subject to the following conditions unless waived by Buyer:

a.	The representations and warranties by Seller set forth herein shall be true and correct in all material respects at the Closing.

b.	There shall no Title Defects which have not been cured at or before the Closing.

c.	All waivers of Preferential Rights shall have been obtained or waived by Buyer.

d.	Seller shall have delivered to Buyer the duly executed and acknowledged Assignment.

e.
At or promptly after the Closing, Seller will deliver to Buyer all written lease, operating, title, accounting and other records related to the Subject Interests and electronic copies of all such records which it maintains in electronic format.

11.
Disclaimers. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE QUALITY, QUANTITY, NATURE, CLASSIFICATION, VALUE OR VOLUME OF THE RESERVES, IF ANY, OF HYDROCARBONS IN OR UNDER THE SUBJECT LEASES, OR THE ENVIRONMENTAL CONDITION OF THE SUBJECT INTERESTS, AND SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WITH RESPECT THERETO. THE ITEMS OF PERSONAL PROPERTY, EQUIPMENT, IMPROVEMENTS, FIXTURES AND APPURTENANCES CONVEYED AS PART OF THE ASSETS ARE SOLD HEREUNDER “AS IS, WHERE IS,” AND NO WARRANTIES OR REPRESENTATIONS WHATSOEVER OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF CONDITION, QUALITY, QUANTITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ARE GIVEN BY OR ON BEHALF OF SELLER.

12.
Brokerage Fees. Seller shall be responsible for any valid claims of brokers or finders acting, or claiming to be acting, by, through, under or on behalf of Seller. Buyer will be responsible for any valid claims of brokers or finders acting, or claiming to be acting, by, through, under or on behalf of Buyer.

13.
Further Assurances, Intent. It is Seller's intent to convey to Buyer all of the Subject Interests. Seller agrees to execute and deliver to Buyer all instruments, conveyances and other documents and to do such other acts not inconsistent with this Agreement or the form of Assignment as may be necessary or advisable to carry out Seller's and Buyer's intent.

14.
Notices. Any notices, requests, demands or other communications given under this Agreement must be given in writing and (i) delivered by personal delivery or courier service or mailed by prepaid first class mail or (ii) made by facsimile transmission to the party to whom such notice or communication is directed, to the address or facsimile number of such party stated below or otherwise provided to or obtained by the sending party, with a copy to the other persons, if any, indicated. Any notice or other communication shall be deemed to have been given (whether actually received or not) on the day it is mailed or delivered or, if transmitted by facsimile, on the day of receipt of good transmission notification to the sender's telecopy machine. Any party may change its address, telephone number or facsimile number for purposes of this Agreement by giving notice of such change to the other parties pursuant to this Section.

Seller:  CrossPoint Energy Holdings, LLC
 2801 Network Boulevard, Suite 810
 Frisco, Texas 75034-1890
 Attn: Daniel F. Collins, President
 DanCollins@cxpe.com - email
 972-818-1100 - telephone
 972-818-1122 - fax

And a required copy to:

 Linton E. Barbee, Attorney
 4541 Northaven Road
 Dallas, Texas 75229-4127
 Lin@BarbeeLaw.com - email
 214-534-7405 - telephone
 214-279-0542 - fax

Buyer: ERG Resources, L.L.C.
 600 Travis, Suite 7050
 Houston, Texas 77002
 Attn: Doug Lacey
 dlacey@energy-reserves.com - email
 713-812-1800 - telephone
 713-812-0108 - fax

And a required copy to:

 James Hutchinson, Attorney
 Schaeffer Hutchinson P.C.
 2204 Louisiana, Suite 220
 Houston, Texas 77002-8657
 jhutchinson@schalaw.com
 713-524-7300 - telephone
 713-524-5677 - fax

15.
Parties in Interest. This Agreement shall inure to the benefit of and be binding upon Seller and Buyer and their respective successors and assigns. However, no assignment by any party shall relieve any party of any duties or obligations under this Agreement.

16.
Complete Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes and replaces all prior or contemporaneous discussions, understandings, negotiations, letters, memoranda, term sheets or other communications, oral or written, with respect to the subject matter hereof, except as are incorporated herein by reference and, in the event of such incorporation by reference, only to the extent thereby expressly incorporated.

17.
Transaction Expenses. Seller and Buyer will each bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives.

18.
Survival. All representations and warranties in this Agreement shall be deemed conditions required for Closing. The representations and warranties herein shall survive the Closing for twelve (12) months except for the special warranty of title, which shall survive with no limitation as to time.

19.
Publicity. Any public announcement or similar publicity with respect to this Agreement or the contemplated Transaction will be issued, if at all, only at such time and in such manner as Seller and Buyer may agree, except as required by Laws. Seller and Buyer will consult with each other concerning the means by which Seller's and Buyer's employees, customers and suppliers and others having dealings with Seller and Buyer will be informed of the contemplated Transaction.

20.
Construction; Other References. Titles, captions and headings appearing at the beginning of any Sections are for convenience only, shall not constitute part of such Sections and shall be disregarded in construing the language contained therein  The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.  Derivatives and other forms of the terms defined in this Agreement shall have meanings consistent with the definitions herein provided.  The term "including" (or "included" or "includes") shall be deemed to be followed by the phrase "without limitation".  Unless otherwise expressly provided herein, any reference herein to a day shall refer to a calendar day.  Monetary references are to currency of the United States of America. The parties hereto have participated jointly in the negotiation and drafting of this Agreement; in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or the relative bargaining power of the parties.

21.	Certain Definitions. As used herein, the following words and phrases shall have the meanings indicated:

“Assignment” is defined in Section 4.

“Closing” is defined in Section 3.

“Committed License Grant” is defined in Section 5(a).

“Defensible Title” means:

(a)
as to each Subject Lease, subject to and except for the Permitted Encumbrances (as hereinafter defined), (i) such Subject Lease covers the oil and gas rights specified in the description of such Lease on Exhibit A, (ii) as of the Closing such Subject Lease is either held by production or will have a remaining primary term of not less than six (6) months and (iii) the title held by Seller entitles Seller to receive, after deduction of all royalties and other burdens payable out of production, not less than the Net Revenue Interest indicated on Exhibit A of the Hydrocarbons produced, saved and marketed from, or allocated to, such Subject Lease; and

(b)	as to all of the Subject Interests, the title held by Seller is free and clear of liens, encumbrances and encroachments, subject to and except for the Permitted Encumbrances.

“Deposit” is defined in Section 2.

“Effective Date” means August 1, 2007.

“Exhibit” means an Exhibit to this Agreement unless specifically indicated otherwise.

“Governing Documents” is defined in Section 6.

“Hydrocarbons” is defined in Section 1.

“Inspection Period” is defined in Section 9.

“Laws” is defined in Section 6.

“Permitted Encumbrances” means:

(a)
Royalties, overriding royalties, production payments, reversionary interests, convertible interests, net profits interests, division orders and similar burdens encumbering the Subject Interests to the extent the net cumulative effect of such burdens do not, as of Closing, operate to reduce the Net Revenue Interests of a Subject Lease to less than that indicated on Exhibit A;

(b)
Preferential Rights with respect to which, prior to Closing, (i) waivers or consents are obtained from the appropriate parties, or (ii) the appropriate time period for asserting such rights have expired without an exercise of such rights;

(c)
All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of the Subject Interests, if the same are customarily obtained subsequent to the transfer of title;

(d)
Rights reserved to or vested in any governmental entity having appropriate jurisdiction to control or regulate the Subject Interests in any manner whatsoever, and all Laws of any such governmental entity or tribal authority;

(e)
Easements, rights-of-way, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, canals, ditches, reservoirs, pipelines, utility lines, telephone lines, power lines, railways, streets, roads, alleys, highways and structures on, over and through the Subject Lands, to the extent such rights, interests or structures do not materially interfere with the operation of the Subject Interests;

(f)
Operating agreements, unit agreements, unitization and pooling designations and declarations, gathering and transportation agreements, processing agreements, gas, oil and liquids purchase and sale and exchange agreements, provided (i) they contain terms and conditions customary in the oil and gas industry, (ii) they do not adversely affect or burden the ownership or operation of the Subject Interests affected thereby, (iii) all amounts due and payable by Seller thereunder have been paid, (iv) Seller is not in default thereunder and (v) they do not reduce the net revenue interest of a Lease to less than that indicated on Exhibit A;

(g)
All rights, reservations, exceptions, obligations, liabilities and encumbrances created by or arising as a result of the contracts, agreements and documents described or referred to on Exhibit C, copies of all of which have been made available to Buyer for review.

(h)	Liens for taxes or assessments not yet due or not yet delinquent or which are being contested in good faith by appropriate procedures;

(i)	Liens of operators relating to obligations not yet due or not yet delinquent or if delinquent, that are being contested by Seller in good faith in the normal course of business; and

(j)
Such defects or irregularities in the title to the Subject Interests that do not materially interfere with the operation, value or use of the Subject Interests affected thereby and that would be considered not material when applying general industry standards.

“Preferential Rights” means any and all rights or agreements that enable or may enable any person or entity to purchase or acquire all or any part of the Subject Interests as a result of or in connection with the execution, delivery or performance of this Agreement.

“Purchase Price” is defined in Section 2.

“Retained Assets” means

(a)
Seller’s portion (estimated to be $520,000) of the proceeds from the grant of a 3-D Seismic License covering the Hoskins Mound Field Area referred to in the July 5, 2007 letter from Chevron U.S.A. Inc. to Crosspoint Energy Company, an affiliate of Seller;

(b)
All trade credits and all accounts, instruments and general intangibles (as such terms are defined in the Texas Uniform Commercial Code) attributable to the Subject Interests with respect to any period of time prior to the Effective Date;

(c)
All claims and causes of action of Seller (i) arising from acts, omissions or events, or damage to or destruction of property, occurring prior to the Effective Date, or (ii) with respect to any of the Retained Assets;

(d)
All rights and interests of Seller (i) under any policy or agreement of insurance or indemnity; (ii) under any bond, or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property, occurring prior to the Effective Date;

(e)	All from the Subject Interests with respect to all periods prior to the Effective Date;

(f)
All claims of Seller for refunds of or any loss carry forwards with respect to (i) production or any other taxes attributable to any period prior to the Effective Date, (ii) income or franchise taxes, or (iii) any taxes attributable to the Retained Assets;

(g)	All amounts due or payable to Seller as adjustments to insurance premiums related to Subject Interests with respect to any period prior to the Effective Date;

(h)	All proceeds, income or revenues (and any security or other deposits made) attributable to (i) all Subject Interests for any period prior to the Effective Date, or (ii) any Retained Assets;

(i)	All data which cannot be disclosed or assigned to Buyer as a result of confidentiality arrangements under agreements with persons unaffiliated with Seller; and

(j)
All benefits and liabilities of audits of revenues, expenses or billings with respect to matters occurring prior to the Effective Date and any adjustments whether to prices or volumes with respect to production occurring prior to the Effective Date and whether arising out of litigation, voluntary adjustment or in any other manner.

“Scheduled Closing Date” is defined in Section 3.

“Section” means a Section of this Agreement unless specifically indicated otherwise.

“Seismic Data” means all of Seller’s present ownership (65%) in and to 3D seismic surveys totaling approximately 101 gross square miles in Brazoria County, including all processed tapes, field tapes, other tapes and support data, files, films, microfilms, mylar, black liner, sections, shot point base maps, x-y coordinates and derivatives related to such surveys, subject to licenses and rights previously granted to others.

“Seitel” means Seitel Data, Ltd., or one of its affiliates.

“Subject Interests,” “Subject Lands” and “Subject Leases” are defined in Section 1.

“Taxes” is defined in Section 5.

“TEPI Agreement” means that certain Exploration Agreement between Texaco Exploration and Production Inc. and Palaura Exploration Company dated effective December 1, 1996, described on Exhibit C, covering the Hoskins Mound Field Area in Brazoria County, Texas, as amended by the amendments and supplemented by the other documents and agreements described on Exhibit C.

“Title Defect” means any condition, lien, encumbrance, encroachment or defect associated with Seller’s title to the Subject Interests that would cause Seller not to have Defensible Title. In evaluating whether an encumbrance, encroachment, irregularity, defect in or objection to title is material, due consideration shall be given to the length of time that the Subject Leases have been producing hydrocarbon substances and whether such defect is of the type expected to be encountered in the area involved and is customarily acceptable to prudent operators and working interest owners. Such usual and customary defects may include, without limitation, defects that may be deemed to have been cured by possession under applicable statutes of limitation, defects in the early chain of title such as failure to recite marital status in documents, omission of heirship or succession proceedings, lack of survey and failure to record releases of liens, production payments or mortgages that have expired of their own terms. Materialmen's, mechanic's, repairmen's, employee's, contractor's, operator's or other similar liens or charges arising in the ordinary course of business incidental to construction, maintenance or operation of the Subject Interests shall not constitute a Title Defect if they have not been filed, or if they have not yet become due and payable.

“Transaction” is defined in Section 2.

22.
Committed License Grant. If the Committed License Grant is not consummated at or before the Closing, Buyer agrees to execute such documents as may be necessary to grant the license contemplated by the Committed License Grant and to remit to Seller any and all proceeds received with respect thereto.

23.
Sale or License of Seismic Data to Seitel. Seller has disclosed to Buyer that Seitel has expressed an interest in purchasing the Seismic Data. In the event of a partial or complete sale or license of the Seismic Data to Seitel, (a) prior to the Closing, then, at Closing, (i) Seller will credit seventy seven percent (77%) of the net proceeds from such sale or license to Buyer, and (ii) Seller will assign to Buyer a seismic licensing agreement (the “Seitel License”) obtained by Seller from Seitel at the time of the sale of the Seismic Data to Seitel to permit ERG to use the Seismic Data for its own exploration and development of the Subject Interests and to make a one-time-only transfer of the Seitel License to a successor of the Subject Interests but not to license or sublicense others to use the Seismic Data, or (b), after the Closing and on or before the first anniversary of the Closing, Buyer will pay to Seller twenty three percent (23%) of the net proceeds from such sale or license.

24.
Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of Buyer and Seller. Copies of the execution copy of this Agreement sent by facsimile transmission will be fully enforceable without a manually executed original.

[SIGNATURES APPEAR ON NEXT PAGE]

EXECUTED by Buyer and Seller as of the date first herein stated.

SELLER:	BUYER:

CROSSPOINT ENERGY HOLDINGS, LLC	ERG RESOURCES, L.L.C.

By: /s/ Daniel F. Collins	By: /s/ Scott Y. Wood
Daniel F. Collins, President	Scott Y. Wood, Manager

EXHIBIT A TO PURCHASE AND SALE AGREEMENT

Between CrossPoint Energy Holdings, LLC, Seller, and ERG Resources, L.L.C., Buyer

SUBJECT LEASES, NET REVENUE INTERESTS AND WORKING INTERESTS

1.
The Subject Interests include all rights, titles and interests of Seller, and is subject to all burdens, reservations and obligations, under the TEPI Agreement, including all leases and assignments earned pursuant to the TEPI Agreement.

2.
The Subject Interests include all rights, titles and interests of Seller, and is subject to all burdens, reservations and obligations, under the following two leases included in the Purchase and Sale Agreement dated as of December 7, 2005, effective as of December 1, 2005 between Palaura Exploration Company, TMR Exploration, Inc., Gentry Petroleum Corporation and BMW Holdings, Inc., as Sellers, and Crosspoint Energy Holdings, LLC, as Buyer:

Oil, Gas and Sulphur Lease dated May 22, 1915, between Mound Company, Lessor, and Producers Oil Company, Lessee, recorded at Volume 125, Page 540, Deed Records, Brazoria County, Texas, ratified by Texas Coast Development Company by instrument dated May 22, 1915, recorded at Volume 125, Page 513, of said Deed Records.

Lease from Robert A. Welch Foundation to Texaco, Inc., dated January 1, 1968, recorded at Volume 994, Page 18, Deed Records, Brazoria County, Texas.

3.	The Net Revenue Interests and Working Interests of Seller are reflected on Exhibit A-1.

EXHIBIT B TO PURCHASE AND SALE AGREEMENT

Between CrossPoint Energy Holdings, LLC, Seller, and ERG Resources, L.L.C., Buyer

ASSIGNMENT, BILL OF SALE AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT, BILL OF SALE AND ASSUMPTION AGREEMENT (this "Assignment"), dated effective as of August 1, 2007 at 7:00 a.m. Central Daylight Time (the "Effective Date"), is from CROSSPOINT ENERGY HOLDINGS, LLC., a Texas limited liability company ("Assignor"), whose address is 2801 Network Boulevard, Suite 810, Frisco, Texas 75034-1890, to ERG Resources, L.L.C., a Texas limited liability company (“Assignee”), whose address is 600 Travis, Suite 7050, Houston, Texas 77002.

FOR VALUED RECEIVED, Assignor hereby transfers, grants, sells, conveys and assigns to Assignee , all of the following, which are collectively referred to in this Assignment as the "Subject Interests":

a.
All of Assignor's right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) in and to all Hydrocarbons, oil, gas and other minerals (collectively and individually, "Hydrocarbons") in and under and that may be produced from the lands (the "Subject Lands") described in Exhibit A, including, without limitation, interests in any and all Hydrocarbon leases covering any part of the Subject Lands (the "Subject Leases"), overriding royalty interests, production payments and net profits interests in any part of the Subject Lands or Subject Leases, fee royalty interests, fee mineral interests and other interests in Hydrocarbons in any part of the Subject Lands (all of the foregoing, together with all of the rights, titles and interests described or referred to Sections 1.b., 1.c. and 1.d., being herein called the "Subject Interests"), whether the Subject Lands are described in any of the descriptions set out in Exhibit A or by reference to another instrument for description;

b.
All right, title and interest of Assignor in and to all presently existing and valid Hydrocarbon unitization, pooling and/or communitization agreements, declarations and/or orders and the properties covered or included in the units (including, without limitation, units formed under orders, rules, regulations, or other official acts of any federal, state or other authority having jurisdiction, voluntary unitization agreements, designations and/or declarations and any "working interest units" (created under operating agreements or otherwise) which relate to any of the Subject Interests;

c.
All right, title and interest of Assignor in all presently existing and valid production sales (and sales related) contracts, operating agreements and other agreements and contracts which relate to any of the Subject Interests, or which relate to the exploration, development, operation, or maintenance of the Subject Interests or the treatment, storage, transportation, or marketing of production from or allocated to the Subject Interests; and

d.
All right, title and interest of Assignor in and to (a) all materials, supplies, machinery, equipment, improvements and other personal property and fixtures (including, but not limited to all wells, wellhead equipment, pumping units, flow lines, tanks, buildings, injection facilities, salt water disposal facilities, compression facilities, gathering systems and other equipment), (b) all easements, rights-of-way, surface leases and other surface rights, (c) all permits and licenses and (d) all other appurtenances, used or held for use in connection with or related to the exploration, development, operation, or maintenance of any of the Subject Interests, or the treatment, storage, transportation, or marketing of production from or allocated to the Subject Land, Subject Leases or other Subject Interests; but

Provided however that the Subject Interests do not include the Retained Assets, and Assignor shall retain the right to receive and retain proceeds from the collection, sale or licensing of any of the Retained Assets.

TO HAVE AND TO HOLD the Subject Interests unto Assignee and its successors and assigns forever; provided, however, that (1) THIS ASSIGNMENT IS MADE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, except as expressly set forth herein and (2) Assignor warrants and agrees that the Subject Interests, except for Permitted Encumbrances, are free and clear of all liens, encumbrances, burdens, claims and defects of title arising by, through and under Assignor, but not otherwise.

Assignor's liability under this special limited warranty for title defects or other defects to title is limited to the purchase price paid under the Agreement and the aggregate of all such claims hereunder shall not exceed the purchase price under that certain Purchase and Sale Agreement dated August ___, 2007 between Assignor and Assignee (the "Agreement"). This Assignment is expressly made and accepted subject to those terms and conditions of the Agreement.

The references in the Agreement, herein and in Exhibit A to encumbrances, burdens, claims, defects and other matters are for the purpose of defining the nature and extent of Assignor's warranty and shall not be deemed to ratify or create any rights in favor of third parties. The calculations of Working Interest and Net Revenue Interest of the Subject Interests in Exhibit A shall not be deemed to ratify or create any rights in favor of third parties.

As used herein, “Permitted Encumbrances” means:

(a)
Royalties, overriding royalties, production payments, reversionary interests, convertible interests, net profits interests, division orders and similar burdens encumbering the Subject Interests to the extent the net cumulative effect of such burdens do not, as of Closing, operate to reduce the Net Revenue Interests of a Subject Lease to less than that indicated on Exhibit A;

(b)
Preferential Rights (as defined in the Agreement) with respect to which, prior to Closing, (i) waivers or consents are obtained from the appropriate parties, or (ii) the appropriate time period for asserting such rights have expired without an exercise of such rights;

(c)
All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of the Subject Interests, if the same are customarily obtained subsequent to the transfer of title;

(d)
Rights reserved to or vested in any governmental entity having appropriate jurisdiction to control or regulate the Subject Interests in any manner whatsoever, and all Laws of any such governmental entity or tribal authority;

(e)
Easements, rights-of-way, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, canals, ditches, reservoirs, pipelines, utility lines, telephone lines, power lines, railways, streets, roads, alleys, highways and structures on, over and through the Subject Lands, to the extent such rights, interests or structures do not materially interfere with the operation of the Subject Interests;

(f)
Operating agreements, unit agreements, unitization and pooling designations and declarations, gathering and transportation agreements, processing agreements, gas, oil and liquids purchase, sale and exchange agreements and the other contracts set forth on Exhibit C to the Agreement, provided (i) they contain terms and conditions customary in the oil and gas industry, (ii) they do not adversely affect or burden the ownership or operation of the Subject Interests affected thereby, (iii) all amounts due and payable by Assignor thereunder have been paid, (iv) the Assignor is not in default thereunder and (v) they do not reduce the net revenue interest of a Lease to less than that indicated on Exhibit A;

(g)
All rights, reservations, exceptions, obligations, liabilities and encumbrances created by or arising as a result of the contracts, agreements and documents described or referred to on Exhibit C, copies of all of which have been made available to Buyer for review.

(h)	Liens for taxes or assessments not yet due or not yet delinquent or which are being contested in good faith by appropriate procedures;

(i)	Liens of operators relating to obligations not yet due or not yet delinquent or if delinquent, that are being contested by Assignor in good faith in the normal course of business; and

(j)
Such defects or irregularities in the title to the Subject Interests that do not materially interfere with the operation, value or use of the Subject Interests affected thereby and that would be considered not material when applying general industry standards.

Assignor also hereby grants and transfers to Assignee its successors and assigns, to the extent so transferable, the benefit of and the right to enforce the covenants and warranties, if any, which Assignor is entitled to enforce with respect to the Subject Interests against Assignor's predecessors in title to the Subject Interests.

The parties agree that, to the extent required by applicable law to be operative, the disclaimers of warranties contained in this paragraph are "conspicuous" disclaimers for the purposes of any applicable Law (as defined in the Agreement). Except for the special limited warranty of title set forth above and those warranties, covenants and agreements of Assignor contained in the Agreement that survive the Closing, the Subject Interests are being sold by Assignor to Assignee without recourse, covenant or warranty of any kind, expressed, implied or statutory. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF ASSIGNOR CONTAINED IN THIS ASSIGNMENT AND THE AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE QUALITY, QUANTITY, NATURE, CLASSIFICATION, VALUE OR VOLUME OF THE RESERVES, IF ANY, OF HYDROCARBONS IN OR UNDER THE SUBJECT LEASES, OR THE ENVIRONMENTAL CONDITION OF THE SUBJECT INTERESTS. THE ITEMS OF PERSONAL PROPERTY, EQUIPMENT, IMPROVEMENTS, FIXTURES AND APPURTENANCES CONVEYED AS PART OF THE ASSETS ARE SOLD HEREUNDER “AS IS, WHERE IS,” AND NO WARRANTIES OR REPRESENTATIONS WHATSOEVER OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF CONDITION, QUALITY, QUANTITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ARE GIVEN BY OR ON BEHALF OF ASSIGNOR.

Assignor reserves and excepts from this assignment the following (herein each individually and collectively, the" Retained Assets"):

(a)
All trade credits and all accounts, instruments and general intangibles (as such terms are defined in the Texas Uniform Commercial Code) attributable to the Subject Interests with respect to any period of time prior to the Effective Date;

(b)
All claims and causes of action of Assignor (i) arising from acts, omissions or events, or damage to or destruction of property, occurring prior to the Effective Date, or (ii) with respect to any of the Retained Assets;

(c)
All rights and interests of Assignor (i) under any policy or agreement of insurance or indemnity; (ii) under any bond, or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property, occurring prior to the Effective Date;

(d)	All proceeds from substances sold from the Subject Interests with respect to all periods prior to the Effective Date;

(e)
All claims of Assignor for refunds of or any loss carry forwards with respect to (i) production or any other taxes attributable to any period prior to the Effective Date, (ii) income or franchise taxes, or (iii) any taxes attributable to the Retained Assets;

(f)	All amounts due or payable to Assignor as adjustments to insurance premiums related to Subject Interests with respect to any period prior to the Effective Date;

(g)
All proceeds, income or revenues (and any security or other deposits made) attributable to (i) all Subject Interests for any period prior to the Effective Date, excluding oil inventory, or (ii) any Retained Assets;

(h)	All data which cannot be disclosed or assigned to Assignee as a result of confidentiality arrangements under agreements with persons unaffiliated with Assignor; and

(i)
All benefits and liabilities of audits of revenues, expenses or billings with respect to matters occurring prior to the Effective Date and any adjustments whether to prices or volumes with respect to production occurring prior to the Effective Date and whether arising out of litigation, voluntary adjustment or in any other manner.

At Closing, Assignee shall assume the obligations of Assignor pertaining to all costs, obligations and liabilities arising out of or attributable to the Subject Interests which arise from or relate to events occurring or conditions existing on or after the Effective Date or accruing after the Effective Date; provided that (i) Assignor shall remain responsible for any obligations of Assignor pertaining to all costs, obligations and liabilities arising out of or attributable to the Subject Interests which arise from or relate to events occurring or conditions existing before the Effective Date or accruing before the Effective Date which arise from contractual obligations or negligent acts of Assignor; and (ii) Assignor's liability for breaches of the representations and warranties herein and for obligations or claims under this paragraph shall expire at the end of twelve (12) months after the Effective Date.

This Assignment may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Assignment shall be binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of Assignor and Assignee. Copies of the execution copy of this Assignment sent by facsimile transmission will be fully enforceable without a manually executed original.

This Assignment shall inure to the benefit of and be binding upon Assignor and Assignee and their respective successors and assigns. However, no assignment by any party shall relieve any party of any duties or obligations under this Assignment.

EXECUTED on the dates set forth in the acknowledgements hereto, to be effective for all purposes as of the Effective Date.

ASSIGNOR:	ASSIGNEE:

CROSSPOINT ENERGY HOLDINGS, LLC	ERG RESOURCES, L.L.C.

By: /s/ Daniel F. Collins	By: /s/ Scott Y. Wood
Daniel F. Collins, President	Scott Y. Wood, Manager

STATE OF TEXAS

COUNTY OF COLLIN

The foregoing instrument was acknowledged before me on August _____, 2007, by Daniel F. Collins, President of Crosspoint Energy Holdings, LLC, on behalf of said company.

Notary Public, State of Texas Name: Date of Expiration of Notary Commission:

STATE OF TEXAS

COUNTY OF _______

The foregoing instrument was acknowledged before me on August _____, 2007, by ___________, _________President of ERG Resources, L.L.C., on behalf of said company.

Notary Public, State of Texas Name: Date of Expiration of Notary Commission:

EXHIBIT A
TO
ASSIGNMENT, BILL OF SALE AND ASSUMPTION AGREEMENT
from
Crosspoint Energy Holdings, LLC, Assignor to ERG Resources, L.L.C., Assignee.

Description of Subject Leases - Net Revenue Interests - Working Interests

EXHIBIT C TO PURCHASE AND SALE AGREEMENT

Between CrossPoint Energy Holdings, LLC, Seller, and ERG Resources, L.L.C., Buyer

TEPI Agreement, Amendments, Related Agreements

1.	Exploration Agreement dated effective December 1, 1996 between Texaco Exploration and Production, Inc. and Palaura Exploration Company.

2.	Joint Operating Agreement dated effective December 1, 1996 between Palaura Exploration Company (Operator) and Texaco Exploration and Production, Inc. (Non-Operator) with Exhibits A thru H.

3.	Amendment to Exploration Agreement dated May 7, 1997, effective December 2, 1996 between Texaco Exploration and Production, Inc. and Palaura Exploration Company

4.	Second Amendment to Exploration Agreement dated November 21, 1997, effective December 1, 1996 between Texaco Exploration and Production, Inc. and Palaura Exploration Company (3 pages).

5.	Hoskins Mound Agreement dated September 18, 1997, effective August 1, 1997 between Palaura Exploration Company and Ranger Oil Company (23 pages)

6.	Memorandum of Agreement dated September 29, 1997 between Palaura Exploration Company and Ranger Oil Company

7.	Letter Agreement dated June 3, 1998 between Palaura Exploration Company and Ranger Oil Company

8.	Third Amendment to Hoskins Mound Agreement dated April 6, 1999 between Palaura Exploration Company and Ranger Oil Company (2 pages)

9.	Amendment to Exploration Agreement dated September 7, 2000 between Texaco Exploration and Production, Inc. and Ranger Oil Company

10.	Letter Agreement dated August 11, 1998 between Texaco Exploration and Production, Inc., Ranger Oil Company and Palaura Exploration Company (counterparts 3 pages).

11.	Agreement dated October 17, 1997 between Palaura Exploration Company, Gentry Petroleum Corporation and William Whaling

12.	Letter Agreement dated November 25, 1998 between Texaco Exploration and Production, Inc. and Ranger Oil Company regarding 3D.

13.	Letter Agreement dated February 27, 1998 between Palaura Exploration Company and Ranger Oil Company (2 pages).

14.	Letter Agreement dated March 1, 1999 between Texaco Exploration and Production, Inc. and Ranger Oil Company

15.	Letter Agreement dated April 30, 1999 between Ranger Oil Company and The Welch Foundation

16.	Letter Agreement dated July17, 1999 between Texaco Exploration and Production, Inc., Ranger Oil Company and Palaura Exploration Company

17.	Letter Agreement dated October 7, 1999 between Texaco Exploration and Production, Inc. and Ranger Oil Company

18.	Letter Agreement dated October 12, 1999 between Texaco Exploration and Production, Inc. and Ranger Oil Company

19.	Letter Agreement dated February 29, 2000 between Texaco Exploration and Production, Inc. and Ranger Oil Company

20.	Letter Agreement dated May 15, 2000 between Texaco Exploration and Production, Inc. and Ranger Oil Company

21.	Letter Agreement dated June 13, 2000 between Texaco Exploration and Production, Inc. and Ranger Oil Company

22.	Letter Agreement dated August 30, 2000 between Texaco Exploration and Production, Inc. and Ranger Oil Company

23.
Assignment executed September 20, 2001 but effective June 12, 1999 by Texaco Exploration and Production, Inc. ("Texaco") to Ranger Oil Company and Palaura Exploration Company, covering the two (2) 40 acre units earned under the terms of the Exploration Agreement dated effective December 1, 1996, as amended.

24.
Assignment executed October 19, 2001 but effective July 1,2001 by Ranger Oil Company to Palaura Exploration Company covering all Ranger's interest in the two (2) 40 acre units earned under the terms of the Exploration Agreement dated effective December 1, 1996, as amended

25.
Agreement of Sale and Purchase executed October 19, 2001 but effective July 1, 2001 between Ranger Oil Company and Palaura Exploration Company covering all rights under the terms of the Exploration Agreement dated effective December 1, 1996, as amended

26.	Letter dated November 21, 1997 to Palaura Exploration Company from Texaco Exploration and Production, Inc.

27.	Waiver of Preferential Rights dated November 21, 1997 between Ranger Oil Company, Palaura Exploration Company, William Whaling and Gentry Petroleum

28.	Letter dated June 25, 1998 from Texaco North American Production to Craig Bailey at Ranger Oil Company and Alan Balser at Palaura Exploration Company

29.	Letter dated February 22, 1999 from Texaco Exploration Company to Alan Balser at Palaura Exploration Company and Craig Bailey at Ranger Oil Company

30.	Letter dated April 23, 1999 from Texaco North America Production to Alan Balser at Palaura Exploration Company and Craig Bailey at Ranger Oil Company with Exhibit "F-1," TEPI Well Data, attached.

31.	Letter dated April 27, 1999 from Ranger Oil Company to Texaco Exploration and Production, Inc and Palaura Exploration Company

32.	Letter dated July 12, 1999 from Texaco North America Production to Craig Bailey at Ranger Oil Company and Alan Balser at Palaura Exploration Company

33.	Contract Pumper and Saltwater Handling Agreement dated October 26, 1999 between Texaco Exploration and Production, Inc, Ranger Oil Exploration Company and Palaura Exploration Company

34.	Letter dated September 20, 2000 from Texaco Gulf Coast Business Unit to Alan Balser at Palaura Exploration Company

35.	Letter dated December 7, 2000 from Ranger Oil Company to Mr. Craig E. Wiest, Onshore Landman at Texaco Exploration and Production, Inc.

36.	Participation Agreement Hoskins Mound Prospect, Brazoria County Texas dated October 16, 2001 between Palaura Exploration Company and JMI Energy, Inc.

37.	Letter dated October 22, 2001 from JMI Energy, Inc. to Alan Balser at Palaura. Exploration Company

38.	Letter dated October 30, 2001 from Palaura Exploration Company to Craig Wiest at Texaco Exploration & Production, Inc.

39.	Letter dated November 16, 2001 from Texaco to Alan Balser at Palaura Exploration Company

40.	Letter dated February 8, 2002 from ChevronTexaco to Palaura Exploration Company

41.	Letter dated August 26, 2002 from Palaura Exploration Company to Chevron U.S.A., Inc. and JMI Energy, Inc.

42.	Letter dated October 2, 2003 from ChevronTexaco to Alan Balser at Palaura Exploration Company

43.	Letter dated April 18, 2005 from ChevronTexaco MidContinent Business Unit North America Upstream to Alan Balser at Palaura Exploration Company.

44.	Letter agreement dated January 19, 2006 between Seller and ChevronTexaco.

EXHIBIT D TO PURCHASE AND SALE AGREEMENT

Between CrossPoint Energy Holdings, LLC, Seller, and ERG Resources, L.L.C., Buyer

PENDING LITIGATION